06018095

#82-34714

SUPPL

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

SEC MAIL PROCESSING RECEIVED NOV 01 2006 WASH. D.C. 213 SECTION

October 24, 2006

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releasedated October 20, 2006 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

PROCESSED
NOV 07 2006
THOMSON
FINANCIAl

Encl.

dw 11/6

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Responds to bcMetals Poison Pill

Vancouver (October 20, 2006) – **Imperial Metals Corporation (III-TSX)** reports that the management of bcMetals Corporation ("bcMetals") announced today the adoption of a poison pill in the form of a shareholder rights plan. The plan has not yet been made public but bcMetals has announced that it will preclude Imperial from taking up more than 20% of bcMetals shares.

In light of these developments, together with the refusal of bcMetals to establish a special independent committee to engage in cooperative discussion with Imperial, Imperial is now evaluating the options available to it in connection with its offer to purchase all of the issued and outstanding shares of bcMetals. These options include:

- termination of its $0.95 per share cash offer due to the adoption by bcMetals of the shareholder rights plan, the entering into an agreement to assign a 75% interest in the Red Chris project and the potential launching of a class action suit by minority shareholders of American Bullion Minerals Ltd. against bcMetals;

- reducing its cash offer to an amount below $0.95 per share to reflect current market conditions, the payment of break fees to the Chinese company and the mounting expenses being incurred by bcMetals in response to the Imperial offer;

- entering into agreements with shareholders of bcMetals demonstrating support for the Imperial offer and lack of support for the Chinese transaction; and

- applying to the securities regulatory authorities for a cease trade order in respect of the bcMetals shareholder rights plan.

Imperial believes its $0.95 per share all cash offer, announced on September 8, 2006 and expiring November 2, 2006, represents fair value for the shares of bcMetals.

Imperial did not seek to lock up any shareholders of bcMetals prior to making its bid, leaving the board of bcMetals completely unfettered in its efforts to canvass the market for competing offers.

As disclosed in the directors' circular of bcMetals dated October 12, 2006, the board of bcMetals did not appoint a special committee to consider the Imperial offer at its meeting of September 9, 2006. At the October 2, 2006 board meeting of bcMetals, the former chairman of bcMetals, Mr. Robert Buchan, requested that the board of bcMetals reconsider the establishment of a special committee, independent of management of bcMetals, to review the Imperial offer and potential alternative transactions. After the board of bcMetals refused to establish a special committee, Mr. Buchan tendered his resignation as Chairman and Director of bcMetals.

On October 10, 2006 the board of bcMetals, after the Imperial offer was made, entered into a conditional agreement to assign a 75% interest in the sole asset of bcMetals, the Red Chris property, to a Chinese company with ties to a Chinese copper smelter. This transaction is subject to numerous conditions precedent determinable at the sole discretion of the Chinese company, together with a number of conditions subsequent that are subject to review and evaluation 12 months after closing and that may impact the economic value of this transaction to bcMetals. These conditions are described in the Master Agreement dated October 9, 2006 entered into by bcMetals with the Chinese company. In addition to the costs of resource verification and other transaction costs, which will be borne by bcMetals, a break fee of US$1 million will be payable by bcMetals to the Chinese company in the event that the shareholders of bcMetals fail to approve the proposed transaction.

The market's response to this proposed transaction with the Chinese company, as demonstrated by the decline in the share price of bcMetals subsequent to the announcement of the transaction, was negative.

Contact: Pierre Lebel, Chairman 604.488.2656 or Andre Deepwell, Chief Financial Officer 604.488.2666
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

October 20, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on October 20, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that the management of bcMetals Corporation ("bcMetals") announced the adoption of a poison pill in the form of a shareholder rights plan. The plan has not yet been made public but bcMetals has announced that it will preclude Imperial from taking up more than 20% of bcMetals shares.

In light of these developments, together with the refusal of bcMetals to establish a special independent committee to engage in cooperative discussion with Imperial, Imperial is now evaluating the options available to it in connection with its offer to purchase all of the issued and outstanding shares of bcMetals.

Item 5. Full Description of Material Change

The Issuer reported that the management of bcMetals Corporation ("bcMetals") announced the adoption of a poison pill in the form of a shareholder rights plan. The plan has not yet been made public but bcMetals has announced that it will preclude Imperial from taking up more than 20% of bcMetals shares.

In light of these developments, together with the refusal of bcMetals to establish a special independent committee to engage in cooperative discussion with Imperial, Imperial is now evaluating the options available to it in connection with its offer to purchase all of the issued and outstanding shares of bcMetals. These options include:

- termination of its $0.95 per share cash offer due to the adoption by bcMetals of the shareholder rights plan, the entering into an agreement to assign a 75% interest in the Red Chris project and the potential launching of a class action suit by minority shareholders of American Bullion Minerals Ltd. against bcMetals;
- reducing its cash offer to an amount below $0.95 per share to reflect current market conditions, the payment of break fees to the Chinese company and the mounting expenses being incurred by bcMetals in response to the Imperial offer;
- entering into agreements with shareholders of bcMetals demonstrating support for the Imperial offer and lack of support for the Chinese transaction; and

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Responds to bcMetals Poison Pill

Vancouver (October 20, 2006) – **Imperial Metals Corporation (III-TSX)** reports that the management of bcMetals Corporation ("bcMetals") announced today the adoption of a poison pill in the form of a shareholder rights plan. The plan has not yet been made public but bcMetals has announced that it will preclude Imperial from taking up more than 20% of bcMetals shares.

In light of these developments, together with the refusal of bcMetals to establish a special independent committee to engage in cooperative discussion with Imperial, Imperial is now evaluating the options available to it in connection with its offer to purchase all of the issued and outstanding shares of bcMetals. These options include:

- termination of its $0.95 per share cash offer due to the adoption by bcMetals of the shareholder rights plan, the entering into an agreement to assign a 75% interest in the Red Chris project and the potential launching of a class action suit by minority shareholders of American Bullion Minerals Ltd. against bcMetals;
- reducing its cash offer to an amount below $0.95 per share to reflect current market conditions, the payment of break fees to the Chinese company and the mounting expenses being incurred by bcMetals in response to the Imperial offer;
- entering into agreements with shareholders of bcMetals demonstrating support for the Imperial offer and lack of support for the Chinese transaction; and
- applying to the securities regulatory authorities for a cease trade order in respect of the bcMetals shareholder rights plan.

Imperial believes its $0.95 per share all cash offer, announced on September 8, 2006 and expiring November 2, 2006, represents fair value for the shares of bcMetals.

Imperial did not seek to lock up any shareholders of bcMetals prior to making its bid, leaving the board of bcMetals completely unfettered in its efforts to canvass the market for competing offers.

As disclosed in the directors' circular of bcMetals dated October 12, 2006, the board of bcMetals did not appoint a special committee to consider the Imperial offer at its meeting of September 9, 2006. At the October 2, 2006 board meeting of bcMetals, the former chairman of bcMetals, Mr. Robert Buchan, requested that the board of bcMetals reconsider the establishment of a special committee, independent of management of bcMetals, to review the Imperial offer and potential alternative transactions. After the board of bcMetals refused to establish a special committee, Mr. Buchan tendered his resignation as Chairman and Director of bcMetals.

On October 10, 2006 the board of bcMetals, after the Imperial offer was made, entered into a conditional agreement to assign a 75% interest in the sole asset of bcMetals, the Red Chris property, to a Chinese company with ties to a Chinese copper smelter. This transaction is subject to numerous conditions precedent determinable at the sole discretion of the Chinese company, together with a number of conditions subsequent that are subject to review and evaluation 12 months after closing and that may impact the economic value of this transaction to bcMetals. These conditions are described in the Master Agreement dated October 9, 2006 entered into by bcMetals with the Chinese company. In addition to the costs of resource verification and other transaction costs, which will be borne by bcMetals, a break fee of US$1 million will be payable by bcMetals to the Chinese company in the event that the shareholders of bcMetals fail to approve the proposed transaction.

The market's response to this proposed transaction with the Chinese company, as demonstrated by the decline in the share price of bcMetals subsequent to the announcement of the transaction, was negative.

Contact Information: Pierre Lebel, Chairman 604.488.2656 or Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com